UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Genetron Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

37186H100**

(CUSIP Number)

Marc E. Binda

Chief Financial Officer

Alexandria Venture Investments, LLC

26 North Euclid Avenue

Pasadena, CA 91101

(626) 578.0777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “GTH.” Each ADS represents five Ordinary Shares of the issuer. No CUSIP has been assigned to the Issuer’s Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100
1.	Names of Reporting Persons Alexandria Real Estate Equities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,829,500 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,829,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,829,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of ordinary shares represented by American Depositary Shares of the Issuer held directly by Alexandria Venture Investments, LLC ("AVI"), a wholly-owned subsidiary of Alexandria Real Estate Equities, Inc. ("ARE"). ARE may be deemed to share voting and dispositive power with AVI with respect to the shares reported herein.

(2)	This percentage is calculated based upon 457,743,530 outstanding shares (including in the form of American Depositary Shares) of the Issuer’s Ordinary Shares as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. 37186H100
1.	Names of Reporting Persons Alexandria Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☒ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,829,500 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,829,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,829,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are represented by 1,365,900 American Depositary Shares (“ADSs”) held directly by AVI. Each ADS represents five Ordinary Shares.

(2)	This percentage is calculated based upon 457,743,530 outstanding Ordinary Shares (including in the form of American Depositary Shares) of the Issuer as of December 31, 2022, as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 12, 2023.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is Ordinary shares, par value US$0.00002 per share (“Ordinary Shares”) of Genetron Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway, Changping District, Beijing, 102206, People’s Republic of China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Alexandria Real Estate Equities, Inc. (“ARE”) and Alexandria Venture Investments, LLC (“AVI” and together with ARE the “Reporting Persons”).

(b)	The principal business office of the Reporting Persons is 26 North Euclid Avenue, Pasadena, California 91101.

(c)	AVI is a limited liability company organized under the laws of the State of Delaware and is a wholly-owned indirect subsidiary of ARE. AVI is an investment vehicle for ARE. ARE is a corporation organized under the laws of the State of Maryland and is an urban office real estate investment trust uniquely focused on collaborative science and technology campuses in innovation cluster locations. ARE is the publicly owned parent of AVI.

(d)-(e)	Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I and Schedule II hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I and Schedule II hereto and is herein incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

In November 2019, AVI purchased 6,829,500 Ordinary Shares of the Issuer for an aggregate purchase price of $10 million. The source of the funds for these purchases was working capital of AVI.

Item 4.	Purpose of Transaction

On October 11, 2023, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), among New Genetron Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Genetron New Co Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each ordinary share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.272 per ordinary share or US$1.36 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated June 18, 2020, entered into by and among the Company, the Bank of New York Mellon (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be cancelled without payment of any cash consideration therefor, (b) ordinary shares (including ordinary shares represented by ADSs) owned by Parent, Merger Sub or the Company or any of their subsidiaries or held in the Company’s treasury, which will be cancelled without payment of any consideration therefor, (c) ordinary shares (including ordinary shares represented by ADSs) recorded under the name of the Depositary as member in the register of members of the Company and reserved for issuance and allocation pursuant to the Company share incentive plans, which will be cancelled without payment of any consideration therefor (such ordinary shares set forth in (a), (b) and (c), the “Excluded Shares”), and (d) ordinary shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (as amended) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (as amended) of the Cayman Islands.

On October 11, 2023, the Company announced a change of the ratio of its ADS to ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing fifteen (15) ordinary shares on or about October 26, 2023. Assuming the completion of such change of ratio, the holder of ADSs (other than the Excluded Shares) shall be entitled to receive US$4.08 in cash per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement), without interest and net of any applicable withholding taxes.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the approval of the Merger by the affirmative vote of holders of ordinary shares (including ordinary shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding ordinary shares present and voting in person or by proxy as a single class at the shareholders meeting of the Company or any adjournment or postponement thereof, (ii) the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding ordinary shares immediately prior to the Effective Time, and (iii) certain regulatory approvals. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

Concurrently with the execution of the Merger Agreement, Parent entered into with certain shareholders of the Issuer (the “Rollover Shareholders”), including AVI, a Rollover and Support Agreement (collectively, the “Support Agreements”) pursuant to which the Rollover Stockholders agreed to vote all the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and to have certain shares of the Rollover Shareholders (the “Rollover Shares”) cancelled at the Effective Time for no cash consideration from the Issuer in exchange for certain equity interests of Parent. Such Rollover Shares constitute approximately 59.7% of the total issued and outstanding Ordinary Shares of the Issuer as of March 31, 2023.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding ordinary shares other than the Rollover Shares. If the Merger is completed, the Company will become a wholly owned subsidiary of Parent and Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market.

After the Effective Time, Parent will be beneficially owned by the Reporting Persons, Sponsors and other Rollover Shareholders.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and Support Agreement, copies of which are attached as Exhibits 1 and 2 hereto respectively, and which are incorporated herein by reference in their entirety.

Other than as described in Item 4 above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of Ordinary Shares beneficially owned by the Reporting Persons.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. As a result of entering into the Support Agreement, the Reporting Persons may be deemed to share the power to vote and dispose of the AVI Rollover Shares with Parent.

Because of the arrangements as set forth in Item 4, for purposes of Section 13(d) of the Act, the Reporting Persons may be deemed to be part of a “group” with the following persons (the “Other Rollover Shareholders”):

Shares Outstanding as of December 31, 2022	457,743,530

Name	Number of Shares	% Ownership
FHP Holdings Limited	10,814,480	2.40%
Hai Yan	20,153,000	4.40%
Genetron Voyage Holdings Limited	6,263,000	1.40%
Genetron United Holdings Limited	7,687,000	1.70%
Eugene Health Limited	2,359,000	0.50%
IN Healthcare Limited	8,788,000	1.90%
Easy Benefit Investment Limited	20,865,500	4.60%
Tianjin Kangyue Business Management Partnership (Limited Partnership)	44,165,500	9.60%
Tianjin Yuanjufu Business Management Partnership (Limited Partnership)	15,035,000	3.30%
Easy Best Investment Limited	2,536,000	0.60%
Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership)	24,718,500	5.40%
Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership)	7,128,500	1.60%
Genetron Alliance Holdings Limited	5,800,000	1.30%
Genetron Discovery Holdings Limited	4,339,500	0.90%
Vivo Capital Fund IX, LP	28,574,300	6.20%
CICC Healthcare Investment Fund, L.P.	13,659,000	3.00%
Alexandria Venture Investments, LLC	6,829,500	1.50%
Tianjin Tianshu Xingfu Corporation Management L.P.	3,839,525	0.80%
Eminence Legend Consultancy (HK) Limited	4,068,350	0.90%
Ke Li	68,300	0.00%
Xiao Yu Lu	676,100	0.10%
Zuo Xiang	68,300	0.00%
Peng Pamela Yan	102,400	0.00%
Hong Chen	136,600	0.00%
Jiayin Zhang	68,300	0.00%
Genetron Health (Hong Kong) Company Limited	918,000	0.20%
Sizhen Wang	11,313,140	2.50%
Super Sail, LLC	8,990,000	2.00%
Wei-Wu He	3,431,960	0.70%
Huiying Memorial Foundation	2,068,040	0.50%
Wealth Faith Investment Ltd.	1,521,000	0.30%
Qijing Li	932,800	0.20%
Xiao Fan Wang	250,700	0.10%
Jing Zhu	275,000	0.10%
Kensington Trust Singapore Limited ato IS&P (First Names Singapore) Retirement Fund – FN45	500,000	0.10%
Kevin Ying Hong	2,507,000	0.50%
Ever Precise Investments Limited	5,698,690	1.20%
Total	277,149,985	60.50%

Collectively, the “group” may be deemed to beneficially own 277,149,985 Ordinary Shares (including Ordinary Shares represented by ADSs), which represents approximately 59.7% of total outstanding Ordinary Shares as of March 31, 2023 as disclosed in the Issuer Report on Form 6-K furnished to the SEC on October 11, 2023. However, the Reporting Persons expressly disclaim beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Ordinary Shares (including Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the Other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the Other Rollover Shareholders.

(c)	Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the agreements in Item 4 of this Schedule 13D are incorporated herein by reference. The summaries of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements in this Item 6 are filed herewith as Exhibits 1 and 2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of October 11, 2023, by and among Genetron Holdings Limited, New Genetron Holding Limited and Genetron New Co Limited. (incorporated by reference to Exhibit 99.2 to Report on Form 6-K furnished by the Issuer on October 11, 2023 (SEC File No. 1-39328).

2.	Rollover and Support Agreement, dated as of October 11, 2023, by and between New Genetron Holding Limited and the Rollover Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023

ALEXANDRIA VENTURE INVESTMENTS, LLC

By: Alexandria Real Estate Equities, Inc.,
a Maryland corporation, managing member

By:	/s/ Marc E. Binda
Name:	Marc E. Binda
Title:	Chief Financial Officer and Treasurer

ALEXANDRIA REAL ESTATE EQUITIES, INC.

By:	/s/ Marc E. Binda
Name:	Marc E. Binda
Title:	Chief Financial Officer and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

ALEXANDRIA REAL ESTATE EQUITIES, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Alexandria Real Estate Equities, Inc. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Alexandria Real Estate Equities, Inc. and (ii) the business address of each director and executive officer of Alexandria Real Estate Equities, Inc. is 26 North Euclid Avenue, Pasadena, CA 91101.

Name	Relationship to ARE	Present Principal Occupation	Citizenship
Joel S. Marcus	Executive Chairman, Director and Founder	Executive Chairman, Director and Founder of ARE	U.S.

Peter M. Moglia	Chief Executive Officer and Chief Investment Officer	Chief Executive Officer and Chief Investment Officer of ARE	U.S.

Daniel J. Ryan	Co-President and Regional Market Director - San Diego	Co-President and Regional Market Director of ARE - San Diego	U.S.

Hunter L. Kass	Co-President and Regional Market Director - Greater Boston	Co-President and Regional Market Director of ARE - Greater Boston	U.S.

Marc E. Binda	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of ARE	U.S.

Vincent R. Ciruzzi	Chief Development Officer	Chief Development Officer	U.S.

Steven R. Hash	Lead Director	Prior President and Chief Operating Officer of Renaissance Macro Research, LLC	U.S.

Ambassador James P. Cain	Director	Managing partner of Cain Global Partners, LLC	U.S.

Cynthia L. Feldmann	Director	Director of each of STERIS PLC, UFP Technologies, Inc., Frequency Therapeutics, Inc., Falmouth Academy	U.S.

Dr. Maria C. Freire, Ph.D.	Director	Prior President and Executive Director of the Foundation for National Institutes of Health	U.S.

Richard H. Klein	Director	Chief Financial Officer of Industrial Realty Group, LLC	U.S.

Michael A. Woronoff	Director	Partner at Kirkland & Ellis LLP	U.S.

Schedule II

The business and operations of Alexandria Venture Investments, LLC are managed by the executive officers and directors of its managing member, Alexandria Real Estate Equities, Inc., set forth on Schedule I attached hereto.